I-AM Capital Acquisition Company

1345 Avenue of the Americas, 11th Floor

New York, NY 10105

June 22, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance Office

of Transportation and Leisure

Washington, D.C. 20549

Attn: Justin Dobbie, Legal Branch Chief

Re:	I-AM Capital Acquisition Company
Preliminary Proxy Statement on Schedule 14A
Filed May 16, 2018
File No. 001-38188

Dear Mr. Dobbie:

I-AM Capital Acquisition Company (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 12, 2018, regarding the Preliminary Proxy Statement on Schedule 14A previously filed on May 16, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in the Company’s Amendment No. 1 to the Proxy Statement on Schedule 14A (the “Proxy Statement”), to be filed contemporaneously with the submission of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note the disclosure in your registration statement on Form S-1 (333-219251), declared effective on August 16, 2017, that you will “only complete [a] business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not be required to register as an investment company under the Investment Company Act.” Please provide analyses as to (i) why you believe that the proposed business combination transaction satisfies the conditions of an initial business combination, as described in your registration statement on Form S-1 and (ii) why you believe that the proposed business transaction will not cause your company to become an investment company pursuant to the Investment Company Act of 1940, including why you believe that you may satisfy the exemption in Rule 3a-2 under the Investment Company Act.

The Company consummated its initial public offering (the “IPO”) on August 22, 2017 (the “IPO Date”). Pursuant to the Proxy Statement, the Company’s stockholders will be asked to consider and vote upon a proposal (the “Business Combination Proposal”) to approve a share subscription agreement, dated May 3, 2018 (the “Subscription Agreement Date”), by and among Smaaash Entertainment Private Limited (“Smaaash”), the Company, and the other parties thereto. The date if and when the Business Combination Proposal is approved and the Company consummates the transactions contemplated thereby (the “Transactions”) is referred to herein as the “Transaction Date.”

In response to the Staff’s comment in clause (i), the Company believes it is in compliant with the language referenced from the Company’s Form S-1. As described on page 105 of the Proxy Statement, Shripal Morakhia, the founder and beneficial owner of approximately 33.6% of Smaaash, has agreed to transfer the founder group’s complete equity interest in Smaaash (equal to his 33.6%) to the Company (the “Future Consolidation”) within 3-6 months after the Transaction Date (timing will be based on certain corporate laws of India). When combined with the Smaaash equity position being acquired by the Company in the Transactions, following the Future Consolidation, the Company will own more than 50% of the voting securities of Smaaash. Even prior to the consummation of the Future Consolidation, Shripal Morakhia has agreed that following the Transactions he will vote all of the shares of Smaaash equity that he beneficially owns in sync with the way the Company votes its shares of Smaaash, effectively giving the Company significant control over the operations of Smaaash. In addition, the Company has negotiated a shareholders agreement with Smaaash and a number of Smaaash’s other shareholders, pursuant to which the Company has been granted numerous rights providing it with elements of control over Smaaash, even though the Transactions will not immediately grant the Company a majority ownership interest in Smaaash. For example, following the Transaction Date, the Company will have the right to nominate two directors to serve on Smaaash’s board of directors (which initially will be F. Jacob Cherian and Suhel Kanuga) and the right to jointly nominate an additional three board members (with the total size of the board not to exceed 10 members). An additional controlling right granted to the Company is that it will have veto rights over key strategic, commercial and management decisions of Smaaash, such as preventing the altering of rights of securities, divestment or sale of assets, modification of its business plan, mergers and acquisitions, change of board composition, appointment of senior executives, and authorizing the incurrence of debt above a certain amount. These rights are further evidence that the Company is not a passive investor in Smaaash. Further, as with all SPACs, the stockholders of the Company have the right to vote against the Business Combination Proposal and/or redeem their shares in the Company if they do not approve of the Transactions, so they are in essence being given an opportunity to approve any changes to the original description of the business combination found in the Form S-1.

In response to the Staff’s comment in clause (ii), the Company does not believe that the Transactions will require it to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”). During the period between the IPO Date and the Transaction Date, the Company’s trust proceeds have been, and will continue to be, invested in U.S. government treasury bills with a maturity of 180 days or less or money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations. By restricting the investment of the proceeds to these instruments (similar to other SPACs), the Company believes that prior to the Transaction Date it meets the requirements for the exemption provided in Rule 3a-1 under the Investment Company Act.

Following the Transaction Date, even though the Company believes it will not be engaged primarily in the business of investing, reinvesting, or trading in securities (and will not hold itself out as being primarily engaged in those activities), it may still technically fall within the scope of section 3(a)(1)(C) of the Investment Company Act because the value of our “investment securities” (as defined in the Investment Company Act) will be more than 40% of our total assets (the “40% Threshold”). Normally this would require a company to register as an investment company and be subject to the applicable restrictions relating to such categorization. However, a company that falls within the scope of section 3(a)(1)(C) can avoid being regulated as an investment company if there is an applicable exemption or exclusion from that definition. One such safe harbor is Rule 3a-2 under the Investment Company Act, which allows a 3(a)(1)(C) investment company (as a “transient investment company”) a grace period of one year from the date of classification, to avoid registration under the Investment Company Act. Whether the date of classification (i.e., when the Company “proposed to acquire” Smaaash), is the Subscription Agreement Date or the Transaction Date, for a period ending one year after the applicable date (the “One-year End Date”), the Company believes it is entitled to rely on this one-year transient investment company exemption provided by Rule 3a-2.

The SEC’s IM Guidance Update No. 2017-03 (March 2017) specifically states that the “purpose of Rule 3a-2 is to temporarily relieve certain issuers that are in transition to a non-investment company business from the registration and other requirements of the [Investment Company] Act.” In that guidance, the Staff also acknowledged that the “one-year period for transient investment companies should be available to issuers that have a bona fide intent to be engaged primarily in a non-investment company business.” As provided in Rule 3a-2, during the one-year period, the issuer must undertake activities that are consistent with an objective to no longer be an “investment company” by the end of this period. Following the Transaction Date, the Company fully intends to be an operating company, and has already taken significant steps to achieve this by entering into master franchise and master distribution agreements with Smaaash that will increase the presence of Smaaash in North America and South America. The Company intends to grow its businesses by, among other methods, serving as the sole distributor for Smaaash games and as the master franchisee for Smaaash centers in North and South America. To this extent, Smaaash has already entered into an agreement with Simon Properties, one of the largest mall operators in the United States, which allows Smaaash Centers to be opened at specific Simon-operated malls throughout the United States. The first such Simon-property selected is in Menlo Park, New Jersey, where a Smaaash Center owned by Smaaash is expected to be operational in the second half of 2018. The arrangement with Simon Properties provides the Company with access to potential locations where Centers can be opened by third party franchisees through the Company's master franchise agreement. Additional properties are being presently evaluated in New York, Pennsylvania, Illinois, Florida and California. The Company hopes to establish the Smaaash brand and Smaaash Centers rapidly in the United States, using similar partnerships with other companies. The Company, through the master distribution agreement, will also be the sole distributor of Smaaash technology products in North America and South America. Smaaash presently sells its products in 30 countries, and the Company fully intends to grow this business, adding new clients across North and South America.

In addition to the two master agreements the Company has already entered into with Smaaash, the Company intends to make acquisitions in the active entertainment industry in the United States, to facilitate the transformation of Smaaash into a global brand. In this regard, Smaaash has already hired a major United States investment bank with expertise in the Leisure sector, to assist in identifying appropriate acquisition candidates. Based on reasonable projections in the above-mentioned business areas, management of the Company believes that, prior to the One-Year End Date, it assets will fall outside of the 40% Threshold.

For all of the above reasons, whether because during the one-year safe harbor provided by Rule 3a-2 the Company acquires a majority voting interest in the target or the Company’s asset mix will be outside of the 40% Threshold, the Company believes that it will not be required to register as an investment company under the Investment Company Act.

2.	Please revise to include the financial statements for I-AM Capital Acquisition Co. pursuant to Item 14(c)(1) of Schedule 14A or tell us why you believe you are not required to do so.

As we will be filing our Annual Report on Form 10-K for the fiscal year ended May 31, 2018 prior to the filing of the definitive proxy statement for the proposed business combination with Smaaash, as such meeting will also be our annual stockholder meeting, we will mail stockholders a copy of such annual report along with the definitive proxy statement.

Questions and Answers About the Proposals

What interests do I-AM Capital’s current officers and directors have in the Transaction, page 4

3.	Please expand this question and answer to address the compensation, if any, that your CEO and CFO will receive in connection with their roles as board members of Smaaash.

In response to the Staff’s comment, we have clarified that our CEO and CFO will not receive any compensation for serving on the board of directors of Smaaash. Such disclosure can be found on pages 4, 11, 41 and 55 of the Proxy Statement.

4.	Please expand this answer or include an additional question and answer to address the effect that failing to approve the transaction could have upon the Sponsor and the company’s directors and officers. In this regard, we note your disclosure on pages 26 and 27 that, if the transaction is not approved, the securities held by the Sponsor will likely become worthless and your disclosure on page 78 that all of your executive officers and two of your directors, Mr. Cherian who serves as CEO and one of your directors and Mr. Kanuga who serves as your CFO, Secretary and one of your directors, are managers and members of your Sponsor.

In response to the Staff’s comment, we have expanded our disclosure under this answer to address the effect the failure to complete the business combination could have on our Sponsor and our officers and directors. Such disclosure can be found on pages 4, 11, and 41 of the Proxy Statement.

Summary of the Proxy Statement

Reasons for the Transaction, page 10

5.	Please disclose here and in your discussion of the board’s reasons for approval of the business combination on page 48, the negative factors the company considered regarding this transaction, including its less than majority equity position in Smaaash, the possibility that the company will become an investment company pursuant to the Investment Company Act of 1940, and Smaaash’s losses, which have increased from the fiscal year ended March 31, 2017 to the nine month period ended December 31, 2017.

In response to the Staff’s comment, we have disclosed the negative factors the Company considered regarding the transaction on pages 11 and 54 of the Proxy Statement.

Risk Factors

Risks Related to Smaaash

Smaaash relies on certain data from third parties, page 22

6.	Please clarify what you mean by your statement on page 22 that “Smaaash may not have stated or compiled on the same basis or with the same degree of accuracy, as the case may be, elsewhere.” Please also clarify that you are responsible for both the accuracy and completeness of the disclosure that appears in your document and that investors are entitled to rely on the disclosure provided in your proxy statement. In addition, please revise the introductory paragraph to your “Industry Overview” section to clarify that you believe the information to be accurate and complete, and, remove the disclosure that “investment decisions should not be based on such information.”

In response to the Staff’s comment, we have removed the statement that “Smaaash may not have stated or compiled on the same basis or with the same degree of accuracy, as the case may be, elsewhere.” We also revised our disclosure in this risk factor and the section titled “Industry Overview” on pages 22 and 85 of the Proxy Statement in response to the Staff’s comment.

Risks Related to I-AM Capital and the Transaction, page 25

7.	We note that in connection with the transaction, Smaaash has granted you an exclusive right to establish and operate Smaaash centers and a license to use the products and other services developed by Smaaash with respect to the Smaaash centers in North America and South America. Please revise to include risk factors that address the risks associated with your company operating Smaaash centers in North and South America, including the experience of your officers and directors in operating a business in this industry and the fact that all of the remaining funds in the treasury account will be used to purchase a minority interest in Smaaash.

In response to the Staff’s comment, we have included additional risk factors starting from page 32 of the Proxy Statement.

Special Meeting of I-AM Capital Stockholders

Redemption Rights, page 38

8.	You state that in no event will you redeem public shares in an amount that would cause your net tangible assets to be less than $5,000,001 immediately prior to the investment. Please explain what will happen in the event you receive sufficient redemption requests to cause your net tangible assets to be less than $5,000,001.

In response to the Staff’s comments, we have added disclosure on page 43 of the Proxy Statement.

Proposal No 1 - The Business Combination Proposal

Master Franchise Agreement, page 44

9.	Please disclose the initial lump sum amount that Smaaash will pay to I-AM Capital to set up Smaaash centers, how many centers Smaaash has committed to fund, who will bear the costs of operating the centers and the commission that I-AM Capital will earn for operation of the Smaaash centers. In addition, add a section to your proxy statement to disclose your future plans for your business, including, for example, any plans regarding the opening of Smaaash centers pursuant to the Master Franchise Agreement. Discuss the estimated cost of opening a Smaaash center beyond the Smaaash lump sum commitment, the estimated time required to open a Smaaash center, the personnel and other infrastructure required to operate a Smaaash center, the regulations that will apply to the opening and operations of the Smaaash centers, the risks related to opening and operating Smaaash centers in North and South America, and, if known, a description of the Smaash centers you intend to open, including the size and locations of the centers as well as the services and entertainment you intend to provide at the Smaaash centers.

In response to the Staff’s comment, we added a section titled “Plan of Operations” on page 49 of the Proxy Statement discussing the points raised by the Staff.

10.	In your description of your future business plans, please disclose how you intend to finance the growth of your operations. Please also explain how your investment in Smaaash will impact your plans and operations and discuss how the performance of Smaaash will impact your business and financial results.

In response to the Staff’s comment, we have included relevant discussion in the section titled “Plan of Operations” on page 49 of the Proxy Statement.

Master Distribution Agreement, page 45

11.	Please disclose when you plan to negotiate the price payable by Smaaash for the distribution of its products. In addition, in connection with your discussion of your plans to open and operate Smaaash centers, please disclose your plans, if any, for the distribution of products pursuant to the Master Distribution Agreement, including, the risks of distribution of such products and the regulations associated with the distribution of such products.

In response to the Staff’s comment, we have disclosed on page 49 of the Proxy Statement the commissions payable by Smaaash for product distribution, plan for product distribution and the risks and regulations associated with product distribution.

Background of the Transaction, page 45

12.	We note your disclosure on page 47 that “Mr. Kanuga also deliberated with, a unicorn technology firm (ecommerce firm).” Please briefly describe why you chose not to pursue a business transaction with this company. In addition, please briefly describe why you chose not to pursue a business combination with Target 2 or the technology services company based out of Philadelphia.

In response to the Staff’s comment, we have described the reasons for not pursuing a business combination with the unicorn technology firm, Target 2 and the technology services company based out of Philadelphia on page 53 of the Proxy Statement.

13.	Please revise your disclosure on page 48 to describe the negotiations regarding the key terms of the Subscription Agreement and related agreements with Smaaash so that investors understand how the parties arrived at the key terms of the transaction, including the price of the securities and Mr. Cherian’s and Mr. Kanuga’s positions as board members of Smaaash as well as the terms of the franchisee and distribution agreements.

In response to the Staff’s comment, we have added disclosure describing the negotiations regarding the key terms of the agreements with Smaaash on page 54 of the Proxy Statement.

Certain Benefits of I-AM Capital’s Directors and Officers and Others in the Business Combination, page 48

14.	We note your disclosure on page 49 that states the interests of your directors and officers includes “the continuation of F. Jacob Cherian and Suhel Kanuga, executive officers and directors of I-AM Capital, as directors, but not as officers, of Smaaash.” Please revise to clarify, if true, the Mr. Cherian and Mr. Kanuga are not now, and have never been, officers or directors of Smaaash.

In response to the Staff’s comment, we have clarified on page 55 of the Proxy Statement that neither Mr. Cherian nor Mr. Kanuga is now, nor have ever been, officers or directors of Smaaash.

Management

Directors and Executive Officers, page 71

15.	Please revise the business experience disclosure regarding Mr. Cherian and Mr. Kanuga to disclose their positions as members and managers of your Sponsor.

In response to the Staff’s comment, we have disclosed Mr. Cherian and Mr. Kanuga’s positions as members of our Sponsor on page 78 of the Proxy Statement.

In addition, the Staff provided the following oral comment:

16.	On page 48, the Company stated that “before reaching its decision, Smaaash’s board of directors reviewed the results of management’s due diligence, which included…” However, based on the disclosure that followed it appears that these materials were considered by I-AM Capital’s board of directors and not Smaaash’s board of directors. Please revise for clarity of issue.

In response to the Staff’s comment, we have clarified on page 54 of the Proxy Statement that the materials were considered by the Company’s board of directors and not Smaaash’s board.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact our outside counsel, Benjamin S. Reichel, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

I-AM Capital Acquisition Company

By:	/s/ F. Jacob Cherian
Name: F. Jacob Cherian
Title: Chief Executive Officer

cc:     Ellenoff Grossman & Schole LLP